SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

098003106
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trimarc Capital Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oakum Bay Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oakum Bay Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oakum Bay Trimarc Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brooke S. Parish

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kernan V. Oberting

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael H. Trica

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.Security and Issuer.

This statement relates to the shares of Common Stock, $.0001 par value ("Common Stock"), of Bonds.com Group, Inc. (the "Issuer").  The Issuer's principal executive office is located at 529 Fifth Avenue – 8th Floor, New York, New York 10017.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Trimarc Capital Fund, L.P., a Delaware limited partnership (the "Fund");

•	Oakum Bay Capital, LLC, a Delaware limited liability company (the “Investment Manager”);

•	Oakum Bay Holdings LLC, a Delaware limited liability company (“OBH LLC”);

•	Oakum Bay Trimarc Partners, LLC, a Delaware limited liability company (the “General Partner”);

•	Brooke S. Parish, a citizen of the United States (“Mr. Parish”);

•	Kernan V. Oberting, a citizen of the United States (“Mr. Oberting”); and

•	Michael H. Trica, a citizen of the United States (“Mr. Trica”).

The Investment Manager is the investment manager of the Fund.  The General Partner is the general partner of the Fund.  OBH LLC is the holding company of the Investment Manager. Entities owned or controlled by Messrs. Parish and Oberting are the principal shareholders of OBH LLC.  The General Partner is owned by OBH LLC and entities owned or controlled by Mr. Trica.  Each of the Reporting Persons may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Fund.

The business address of Mr. Oberting is White Mountains Capital, Inc., 80 South Main St, Suite 301 Hanover New Hampshire 03755.

The business address of each of the other Reporting Persons is 400 Madison Avenue, Suite 9D, New York, New York 10017.

The principal business of the Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of the Investment Manager is serving as the investment manager and as a commodity trading adviser to the Fund and other funds it manages.  The Investment Manager is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is a commodity trading adviser registered under the Commodities Exchange Act, as amended. OBH LLC is the holding company of the Investment Manager.

The General Partner serves as the general partner of the Fund and as the commodity pool operator of the Fund.

Mr. Parish is the Chief Executive Officer, President and a director of each of the Investment Manager and OBH LLC.

Mr. Oberting is the Chairman of the Board of each of the Investment Manager and OBH LLC.  Mr. Oberting also serves as a Managing Director of White Mountains Capital, Inc.

Mr. Trica is the Portfolio Manager of the Investment Manager and a director of each of the Investment Manager and OBH LLC.

The Directors and Executive Officers of the Investment Manager and OBH LLC are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Fund in acquiring beneficial ownership of the shares of Common Stock reported herein is set forth below:

SOURCE OF FUNDSAMOUNT OF FUNDS
Working Capital         $2,000,000.00

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time, to discuss and/or meet with management and other shareholders or other third parties and/or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

On February 28, 2013, the Board of Directors of the Issuer (the “Board”) expanded the size of the Board and elected Mr. Trica to the Board to fill the vacancy created by such expansion. Mr. Trica was designated by the Fund pursuant to the terms of the Amended and Restated Series E Shareholders Agreement entered into by and among the Fund, the Issuer and other parties thereto dated as of February 28, 2013 (the “Series E Shareholders Agreement”).

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own 57,142,858 shares of Common Stock, consisting of 37.1% of all of the outstanding shares of Common Stock.  The 57,142,858 shares of Common Stock consists of: (i) 2,000 shares of Series E-2 Convertible Preferred Stock ("Series E-2 Preferred Stock"), which are convertible into 28,571,429 shares of Common Stock, and (ii) warrants issued by the Issuer, which are exercisable for an additional 28,571,429 shares of Common Stock.  The Fund is the direct owner of the Series E-2 Preferred Stock and warrants reported herein.

(b)The Reporting Persons have shared power to vote or direct the vote of,and to dispose or direct the disposition of, the 57,142,858 shares of Common Stock individually beneficially owned by the Fund.

(c)On February 28, 2013, the Fund purchased 20 Units from the Issuer in a private transaction.  The Units represented 2,000 shares Series E-2 Convertible Preferred Stock and Warrants exercisable for 28,571,429 shares of Common Stock.  The Fund paid an aggregate purchase price of $2,000,000 for such units.  No other transactions were effected by the Reporting Persons in securities of the Issuer during the past sixty (60) days.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 28, 2013, the Fund entered into a Unit Purchase Agreement with the Issuer to acquire the Units described in Item 5(c) above (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, the Fund entered into an Amended and Restated Series E Shareholders Agreement with the Issuer and other parties thereto dated as of February 28, 2013 (the “Series E Shareholders Agreement”) and executed a joinder agreement to the Issuer’s Second Amended and Restated Registration Rights Agreement dated as of December 5, 2011 (the “Registration Rights Agreement”), as amended as of February 28, 2013 (the Registration Rights Agreement Amendment”).

                 Under the terms of the Series E Shareholders Agreement, so long as the Fund continues to own at least 25% of the shares of Series E-2 Preferred Stock acquired by it pursuant to the Purchase Agreement, or 25% of the Common Stock issued upon the conversion of such Series E-2 Preferred Stock, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each party to the Series E Stockholders Agreement is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated by the Fund.

The Purchase Agreement, Series E Shareholders Agreement and Registration Rights Agreement Amendment were filed as attachments to the Form 8-K filed by the Issuer on March 6, 2013 with the Securities and Exchange Commission, and are incorporated herein by reference.  Such agreements are publicly available on EDGAR at www.sec.gov.

The Registration Rights Agreement was filed as an attachment to the Form 8-K filed by the Issuer on December 9, 2011 with the Securities and Exchange Commission, and is incorporated herein by reference. Such agreement is publicly available on EDGAR at www.sec.gov.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Directors and Executive Officers of the Investment Manager and OBH LLC

Exhibit B - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 11, 2013

TRIMARC CAPITAL FUND, L.P.
By: Oakum Bay Trimarc Partners, LLC, as General Partner

By:  /s/ Brooke S. Parish
                            Brooke S. Parish, CEO and President

OAKUM BAY CAPITAL, LLC

By:  /s/ Brooke S. Parish
            Brooke S. Parish, CEO and President

OAKUM BAY HOLDINGS LLC

By:  /s/ Brooke S. Parish
            Brooke S. Parish, CEO and President

OAKUM BAY TRIMARC PARTNERS, LLC
By: Oakum Bay Holdings, LLC, Member

By:  /s/ Brooke S. Parish
                            Brooke S. Parish, CEO and President

/s/ Brooke S. Parish
     Brooke S. Parish

/s/ Kerman V. Oberting
     Kernan V. Oberting

/s/ Michael H. Trica
     Michael H. Trica

EXHIBIT A

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Oakum Bay Capital, LLC and Oakum Bay Holdings LLC.

Name	Title and Principal Occupation	Business Address and Place of Employment	Citizenship
Brooke S. Parish	Chief Executive Officer, President and Director of the Investment Manager and OBH LLC	400 Madison Avenue, Suite 9D New York, NY 10017	United States
Kernan V. Oberting	Chairman of the Board of the Investment Manager and OBH LLC; Managing Director of White Mountains Capital, Inc.	80 South Main St, Suite 301 Hanover NH 03755-2053	United States
Michael H. Trica	Portfolio Manager of Investment Manager; Director of Investment Manager and OBH LLC	400 Madison Avenue, Suite 9D New York, NY 10017	United States
Timothy J. Hughes, Esq.	Chief Operating Officer and Chief Financial Officer of each of the Investment Manager and OBH LLC; Chief Compliance Officer of Investment Manager	400 Madison Avenue, Suite 9D New York, NY 10017	United States

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Bonds.com Group, Inc. dated as of March 11, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 11, 2013

TRIMARC CAPITAL FUND, L.P.
By: Oakum Bay Trimarc Partners, LLC, as General Partner

By:  /s/ Brooke S. Parish
                            Brooke S. Parish, CEO and President

OAKUM BAY CAPITAL, LLC

By:  /s/ Brooke S. Parish
            Brooke S. Parish, CEO and President

OAKUM BAY HOLDINGS LLC

By:  /s/ Brooke S. Parish
            Brooke S. Parish, CEO and President

OAKUM BAY TRIMARC PARTNERS, LLC
By: Oakum Bay Holdings, LLC, Member

By:  /s/ Brooke S. Parish
                            Brooke S. Parish, CEO and President

/s/ Brooke S. Parish
     Brooke S. Parish

/s/ Kerman V. Oberting
     Kernan V. Oberting

/s/ Michael H. Trica
     Michael H. Trica